						Exhibit 12.1
H&R BLOCK, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended July 31,		Twelve months ended April 30,
	2015	2014	2015	2014	2013	2012	2011

Pretax income (loss) from continuing operations	$(187,109)	$(175,816)	$742,805	$767,116	$702,011	$576,070	$627,703
Add: Fixed charges	26,307	30,007	116,977	125,162	146,954	164,848	169,140
Total earnings (loss) before income taxes and fixed charges	$(160,802)	$(145,809)	$859,782	$892,278	$848,965	$740,918	$796,843

Fixed charges:
Interest expense	$8,575	$13,795	$45,246	$55,279	$74,297	$85,354	$85,695
Interest on deposits	136	145	682	2,109	5,660	6,735	8,488
Interest portion of net rent expense (a)	17,596	16,067	71,049	67,774	66,997	72,759	74,957
Total fixed charges	$26,307	$30,007	$116,977	$125,162	$146,954	$164,848	$169,140

Ratio of earnings to fixed charges:
Including interest on deposits	-	-	7.4	7.1	5.8	4.5	4.7
Excluding interest on deposits	-	-	7.4	7.2	6.0	4.6	4.9

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$(187,109)	$(175,816)	$—	$—	$—	$—	$—

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.